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                                                                    EXHIBIT 99.1

                       HOLLINGER INC. ANNOUNCES SUCCESSFUL
                SATISFACTION OF ESCROW CONDITIONS AND CONVERSION
            OF SUBSCRIPTION RECEIPTS INTO SERIES II PREFERENCE SHARES

          HOLLINGER INC. CONSIDERING ITS OPTIONS IN RESPECT OF TODAY'S
                      RULING BY THE DELAWARE CHANCERY COURT

         Toronto, Canada, June 8, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) is pleased to announce that the conditions (the "Escrow Conditions") to the release from escrow of the gross proceeds of the previously announced offering of C$211 million of subscription receipts (the "Subscription Receipts") of Hollinger have been satisfied. Effective 5:00 p.m. (Eastern Standard Time) on June 11, 2004, each Subscription Receipt will be converted, without payment of any additional consideration, into one Series II Preference Share of Hollinger.

         As the Escrow Conditions have now been successfully satisfied, the escrow agent has been directed to make the following payments (the "Payments") on behalf of Hollinger: (a) approximately US$48.5 million to Wilmington Trust Company, as paying agent, in respect of the redemption by Hollinger of 35% of the aggregate principal amount of its 11.875% senior secured notes due 2011 (the "Notes"), which redemption will be completed on June 11, 2004; (b) approximately C$96.6 million to Computershare Trust Company of Canada, as paying agent, in respect of the mandatory redemption by Hollinger of all of its issued and outstanding Series III Preference Shares, which redemption will be completed on June 11, 2004; (c) approximately US$10.4 million to Wachovia Trust Company, National Association, as trustee and collateral agent, in respect of the cash collaterization by Hollinger of approximately US$6.3 million principal amount of the Notes, which cash collaterization will be completed on June 11, 2004; and
(d) approximately C$8 million to Westwind Partners Inc. in respect of their commission for acting as agent in connection with the offering of Subscription Receipts. The balance of the escrowed funds of approximately C$26 million will be delivered to Hollinger to be used for general corporate purposes.

         Upon completion by Hollinger of the mandatory redemption of its Series III Preference Shares, the Series III Preference Shares will be delisted from the Toronto Stock Exchange.

         On or about June 11, 2004, Hollinger will cause to be deposited into escrow with a licensed trust company (the "Share Escrow Agent") 10,981,538 International A Shares (the "Escrowed Shares"). Subject to receipt by the Share Escrow Agent of the Escrowed Shares and the completion of each of the Payments, Hollinger will be in a position to honour retractions of its Series II Preference Shares on or about June 11, 2004. The Escrowed Shares will be held in escrow and will be released by the Share Escrow Agent from time to time in order to satisfy retraction requests from the holders of all of the issued and outstanding Series II Preference Shares.

         Furthermore, following completion of the offering of Subscription Receipts, Hollinger will honour retraction requests in connection with an aggregate of 61,010 retractable common

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shares of Hollinger submitted for retraction up to and including June 7, 2004.
Hollinger will thereafter review additional requests for retractions of its common shares from time to time.

         Hollinger's offer (the "Allocation Offer") commenced by notice dated May 7, 2004 to purchase for cash any and all of its outstanding Notes for US$1,000 per US$1,000 principal amount of Notes, plus accrued and unpaid interest, expired at 5:00 p.m. (Eastern Standard Time) on June 8, 2004. No Notes were tendered to and purchased by Hollinger in connection with the Allocation Offer. The Allocation Offer was one of the Escrow Conditions and was made in accordance with the requirements of the indenture pursuant to which the Notes were issued, with respect to asset sales which may have occurred in connection with the offering of Subscription Receipts and the sale by Hollinger of a total of 275,000 shares of Class A Common Stock (the "International A Shares") of Hollinger International Inc. to a third party completed in March 2004.

         At a hearing held earlier today, Vice-Chancellor Strine of the Delaware Chancery Court ruled that Hollinger will be ordered to repay US$16.55 million to Hollinger International which it received on account of non-competition payments, together with interest. A final order will be issued on or after June 21, 2004. Hollinger regrets the decision of Vice-Chancellor Strine and believes there are meritorious grounds for appeal and will be considering its options in the upcoming weeks.

         Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

         THIS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING (AS SUCH TERM IS DEFINED UNDER U.S. FEDERAL SECURITIES LAWS) OF THE SECURITIES TO BE MADE IN THE UNITED STATES WOULD BE MADE ONLY BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM HOLLINGER AND THAT WOULD CONTAIN DETAILED INFORMATION ABOUT HOLLINGER AND ITS MANAGEMENT AS WELL AS FINANCIAL STATEMENTS. THIS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Media contact:                        For more information, please contact:
Robinson Lerer & Montgomery           Fred A. Creasey
Jim Badenhausen                       Vice President and Chief Financial Officer
646-805-2006                          Hollinger Inc.
                                      416-363-8721

                              www.hollingerinc.com